Exhibit 99.1

XTL Biopharmaceuticals Receives Nasdaq Notification Regarding Minimum Bid Price Deficiency

Ramat Gan, Israel, Oct. 20, 2023 (GLOBE NEWSWIRE) -- XTL Biopharmaceuticals Ltd. (Nasdaq: XTLB, TASE: XTLB.TA) (“XTL” or the “Company”), a clinical stage biopharmaceutical company whose main assets consists of an IP portfolio relating to hCDR1 for the treatment of systemic lupus erythematosus, or SLE, and Sjögren’s syndrome, or SS, today announced that the Company received a written notification (the “Notice”) from the Nasdaq Stock Market LLC (“Nasdaq”) on October 18, 2023, notifying the Company that it is not in compliance with the minimum bid price requirement set forth in the Nasdaq Rules for continued listing on the Nasdaq.

Nasdaq Listing Rule 5550(a)(2) requires listed securities to maintain a minimum bid price of US$1.00 per share, and Nasdaq Listing Rule 5810(c)(3)(A) provides that a failure to meet the minimum bid price requirement exists if the deficiency continues for a period of 30 consecutive business days. Based on the closing bid price of the Company’s American Depositary Shares (“ADSs”) for the 30 consecutive business days from September 6, 2023, to October 17, 2023, the Company no longer meets the minimum bid price requirement.

The Notification Letter does not impact the Company’s listing on the Nasdaq Capital Market at this time and the Company’s ADSs continue to trade on the Nasdaq Capital Market under the symbol “XTLB”.  In accordance with Nasdaq Listing Rule 5810(c)(3)(A), the Company has 180 calendar days, or until April 15, 2024, to regain compliance. The Notice states that to regain compliance, the bid price for the ADSs must close at $1.00 per ADS or more (the “Minimum Bid Price”) for a minimum of ten (10) consecutive business days during the compliance period ending April 15, 2024.

In the event the Company does not regain compliance during the compliance period, the Company may be eligible for additional time. To qualify for this additional time, the Company will be required to meet the continued listing requirement for market value of publicly held shares and all other initial listing standards for the Nasdaq Capital Market, with the exception of the bid price requirement, and will need to provide written notice of its intention to cure the deficiency during the second compliance period, by effecting a reverse share split, if necessary. If the Company meets these requirements, Nasdaq will inform the Company it has been granted an additional 180 calendar days to regain compliance with Nasdaq’s current listing requirements. However, if it appears to Nasdaq that the Company will not be able to cure this deficiency, or if the Company is otherwise not eligible, Nasdaq will provide notice that the Company’s securities will be subject to delisting.

The Company will continuously monitor the closing bid price of its ADSs between now and April 15, 2024, and will evaluate its options to regain compliance with Nasdaq Listing Rule 5550(a)(2) before such date. However, there can be no assurance that the Company will be able to regain compliance with the Minimum Bid Price or maintain compliance with other Nasdaq listing standards.

About XTL Biopharmaceuticals Ltd. (XTL)

XTL Biopharmaceuticals Ltd. is a clinical stage biopharmaceutical company. The Company has an IP portfolio relating to hCDR1 for the treatment of SLE and SS and has decided to explore collaboration with a strategic partner in order to execute further clinical trials. In parallel, the Company is looking to expand and identify additional assets to add to XTL’s portfolio.

XTL is traded on the Nasdaq Capital Market (NASDAQ: XTLB) and the Tel Aviv Stock Exchange (TASE: XTLB.TA). XTL shares are included in the following indices: Tel-Aviv Biomed, Tel-Aviv MidCap, and Tel-Aviv Tech Index.

For further information, please contact:

Investor Relations, XTL Biopharmaceuticals Ltd.

Tel: +972 3 611 6666

Email: ir@xtlbio.com

www.xtlbio.com

Cautionary Statement

This disclosure may contain forward-looking statements, about XTL’s expectations, beliefs or intentions regarding, among other things, its product development efforts, business, financial condition, results of operations, strategies or prospects. In addition, from time to time, XTL or its representatives have made or may make forward-looking statements, orally or in writing. Forward-looking statements can be identified by the use of forward-looking words such as “believe,” “expect,” “intend,” “plan,” “may,” “should” or “anticipate” or their negatives or other variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical or current matters. These forward-looking statements may be included in, but are not limited to, various filings made by XTL with the U.S. Securities and Exchange Commission, press releases or oral statements made by or with the approval of one of XTL’s authorized executive officers. Forward-looking statements relate to anticipated or expected events, activities, trends or results as of the date they are made. Because forward-looking statements relate to matters that have not yet occurred, these statements are inherently subject to risks and uncertainties that could cause XTL’s actual results to differ materially from any future results expressed or implied by the forward-looking statements. Many factors could cause XTL’s actual activities or results to differ materially from the activities and results anticipated in such forward-looking statements, including, but not limited to, the factors summarized in XTL’s filings with the SEC and in its periodic filings with the TASE. In addition, XTL operates in an industry sector where securities values are highly volatile and may be influenced by economic and other factors beyond its control. XTL does not undertake any obligation to publicly update these forward-looking statements, whether as a result of new information, future events or otherwise. Please see the risk factors associated with an investment in our ADSs or ordinary shares which are included in our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on March 22, 2023.